Exhibit 99.1

Bouygues Telecom Deploys Perion’s Outmax AI Agent, Reducing Customer

Acquisition Costs by 34% and Lowering Campaign Carbon Intensity

Enterprise deployment demonstrates scalable AI-agent execution within ‘Walled

Gardens’ and reinforces Perion’s AI-native infrastructure model

New York & Tel Aviv – May 13, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today announced that Bouygues Telecom, one of France’s leading telecommunications operators, deployed Outmax, Perion’s proprietary AI agent, across always-on campaigns. Bouygues Telecom is a nationwide telecommunications operator serving more than 30 million customers across mobile and fixed services in France.

The engagement delivered a 34% reduction in customer acquisition costs for a Fiber-to-the-Home (FTTH) campaign, and reduced campaign carbon intensity by 51%, while maintaining premium inventory access and improving engagement metrics.

Beyond the campaign results, the deployment reinforces Perion’s AI-native execution strategy: embedding Outmax, the autonomous AI agent, directly into enterprise marketing operations to continuously control and optimize media execution across objectives and ecosystems. By operating inside closed platforms such as Meta and dynamically recalibrating as business priorities shift, Outmax functions as execution infrastructure rather than a campaign tool, enabling continuous optimization across both branding and performance objectives within a single execution framework.

Outmax powered concurrent branding and performance campaigns within Meta, dynamically shifting optimization priorities as campaign objectives evolved, ultimately improving the pre-defined KPIs. Outmax adjusted execution parameters in real time, ensuring efficiency across the full funnel — from initial engagement through final conversion.

Unlike platform-native optimization tools that prioritize platform-defined metrics, Outmax aligns optimization and execution directly with advertiser business outcomes, including acquisition cost, conversion efficiency, and sustainability targets.

Bouygues Telecom’s adoption of Outmax reflects Perion’s land-and-expand model, in which AI agents are embedded within always-on marketing operations, driving continuous optimization and incremental efficiency over time.

Following the initial deployment on the Meta platform, Bouygues Telecom is extending the Outmax-powered framework into additional channels, demonstrating the model's portability and repeatability across channels.

“Our objective was to improve acquisition efficiency while reducing the carbon intensity of our media. Outmax enabled both. The ability to shift KPIs in real time without disrupting performance gave us the confidence to extend this model across additional channels,” said Rim El Bekkaoui, Head of Media Expertise, Bouygues Telecom.

“This deployment is a clear demonstration of the direction of our strategy - embedding AI directly into enterprise media execution,” said Tal Jacobson, CEO of Perion. “As marketers demand real-time, measurable efficiency across channels, objectives, and platforms, Outmax is designed to operate as an autonomous execution layer, continuously optimizing performance within both open and closed platforms.”

About Perion Network Ltd.

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit www.perion.com

About Bouygues Telecom

Bouygues Telecom, a subsidiary of the Bouygues group, is a French all-round operator of digital communications France. Founded in 1994, Bouygues Telecom is committed to providing its B2B, B2C and public administration customers with high-quality, innovative and secure fixed and mobile communications as well as superfast internet by constantly improving its network and user experience. 27.1 million mobile customers and 5.3 million fixed customers put their trust in Bouygues Telecom, the leading operator for WiFi and fixed internet connections, according to nperf in 2024 and ranked No. 2 for mobile according to Arcep in 2023. Its 4G network now covers 99% of the French population, and its 5G network over 18,000 municipalities and over 84% of the French population. Bouygues Telecom Entreprises supports nearly 100,000 customers, of which 70% of the CAC 40, in adopting new collaborative uses, migrating to the cloud and transforming their digital infrastructure. Bouygues Telecom aims to reduce its scope 1 and 2 carbon emissions by 29.4% and its scope 3 emissions by 17.5% by 2027, which are targets that have been endorsed by the Science Based Targets initiative (SBTi). #WeAreMadeToBeTogether

To follow Bouygues Telecom news: www.corporate.bouyguestelecom.fr

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyberattacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.

Dudi Musler, VP of Investor Relations

+972 (54) 7876785

dudim@perion.com